FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                     |_____________________|
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

    Carthaus                        James                     A.

     _______________________________________________________________________
        (Last)                      (First)                    (Middle)

    257 Colonade Circle

     _______________________________________________________________________
                                   (Street)

      Naples                        FL                          34013
     _______________________________________________________________________
        (City)                      (State)                      (Zip)
 ___________________________________________________________________________
 2.  Issuer Name and Ticker or Trading Symbol


    LendingTree, Inc.   "TREE"
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

 ___________________________________________________________________________
 4.  Statement for Month/Year

     March 2000
 ___________________________________________________________________________
 5.  If Amendment, Date of Original (Month/Year)



 ___________________________________________________________________________
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (XX) Director
     (  ) 10% Owner
     (  ) Officer (give title below)
     (  ) Other (specify title below)
      _____________________________________________

 ___________________________________________________________________________
 7.  Individual, or Joint/Group Filing (Check Applicable Line)
     (XX) Form filed by One Reporting Person
     (  ) Form filed by More than One Reporting Person

 ___________________________________________________________________________

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 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
 ___________________________________________________________________________
 1.  Title of Security (Instr. 3)
    (i)    Common Stock, par value $0.01 per share
    (ii)   Common Stock, par value $0.01 per share (1)
    (iii)  Common Stock, par value $0.01 per share
    (iv)   Common Stock, par value $0.01 per share

 ___________________________________________________________________________
 2.  Transaction Date (Month/Day/Year)
    (i)   N/A
    (ii)  2/16/00
    (iii) 2/16/00
    (iv)  2/16/00

 ___________________________________________________________________________
 3.  Transaction Code (Instr. 8)
    (i)   N/A
    (ii)  P
    (iii) P
    (iv)  P
 ___________________________________________________________________________
 4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (i)    N/A
    (ii)   700 /  A   /  $12.00
    (iii) 1000 /  A   /  $12.00
    (iv)   800 /  A   /  $12.00

 ___________________________________________________________________________
 5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
    (i)   12,700
    (ii)     700
    (iii)   1000
    (iv)     800

 ___________________________________________________________________________
 6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
    (i)   D
    (ii)  I
    (iii) I
    (iv)  I
 ___________________________________________________________________________
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    (i)   N/A
    (ii)  By self as trustee for Richard W. Carthaus Trust
    (iii) By James A. Carthaus Trust
    (iv)  By James A. Carthaus Irrevocable Childrens' Trust

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1.  Title of Derivative Security (Instr. 3)
    (i)   Option
    (ii)  Option (2)
    (iii) Option (3)

 ___________________________________________________________________________
 2.  Conversion or Exercise Price of Derivative Security
    (i)   $4.72
    (ii)  $9.25
    (iii) $12.00
 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)
 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)

 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)

 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)

    (i)   10/09/98             10/09/98
    (ii)  01/06/00             01/06/10
    (iii) 02/15/02             02/15/10

         _________________     ______________
         Date Exerciseable     Expiration Date

 ___________________________________________________________________________
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    (i)   Common Stock          19,050
    (ii)  Common Stock          23,100
    (iii) Common Stock          15,000
         _________________     ______________
         Title                 Amount
 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)


 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
    (i)   19,050
    (ii)  23,100
    (iii) 15,000

 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)
    (i)   D
    (ii)  D
    (iii) D

 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)
    (i)   N/A
    (ii)  N/A
    (iii) N/A
 ___________________________________________________________________________


 EXPLANATION OF RESPONSES:

 (1) Disclaims beneficial ownership.
 (2) Vests over four years.
 (3) The actual dates will be the two year and the ten year anniversary, respectively, of the effective date of the registration statement filed in connection with the initial public offering. It is expected that the effective date will be February 15, 2000.


        /s/ James A. Carthaus                            3/10/00

    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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